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                          May 23, 2022

       Winston L. Black, III
       Chief Executive Officer
       SWK Holdings Corporation
       14755 Preston Road, Suite 105
       Dallas, TX 75254

                                                        Re: SWK Holdings
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed May 19, 2022
                                                            File No. 333-265087

       Dear Mr. Black:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sonia
Bednarowski at 202-551-3666 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance